EIGER TECHNOLOGY, INC.

CONSOLIDATED FINANCIAL STATEMENTS

YEAR ENDED SEPTEMBER 30, 2004

CONTENTS

Auditors' Report                                                                                                                                 1

Consolidated Balance Sheet                                                                                                                2

Consolidated Statement of Operations                                                                                                3

Consolidated Statement of Cash Flows                                                                                               4

Notes to Consolidated Financial Statements                                                                                 5 - 21

AUDITORS' REPORT

To the Shareholders of

Eiger Technology, Inc.

We have audited the consolidated balance sheet of Eiger Technology, Inc. as at September 30, 2004 and the consolidated statements of operations and cash flows for the year then ended.   The financial statements are the responsibility of the company's management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards.  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statements presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at September 30, 2004 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

The consolidated financial statements as at September 30, 2003 and for the year then ended were audited and reported on by another public accounting firm to which they attached their audit report, without qualification, dated December 30, 2003.

                                                                                "SF PARTNERSHIP, LLP"

Toronto, Canada                                               CHARTERED ACCOUNTANTS

February 25, 2005

EIGER TECHNOLOGY, INC.

(Incorporated under the Ontario Business Corporations Act)

Consolidated Balance Sheet

September 30, 2004

                                                                                                                        2004                            2003

ASSETS

Current

Cash                                                                                    $                         245,000        $          618,000

Short‑term investments (note 5)                                                                           30,000                    409,000

Accounts receivable (note 6)                                                                         2,221,000                  3,598,000

Inventories                                                                                                   1,648,000                  3,049,000

Prepaid and sundry assets                                                                                 128,000                    681,000

                                                                                                                        4,272,000                  8,355,000

Property, Plant and Equipment (note 7)                              2,498,000                   3,528,000

Investments(note 5)                                                                                 96,000                     736,000

Goodwill                                                                                                                                                                                                                                                                                                             -                       2,114,000

Future Income Tax                                                                              -                          98,000

Other (note 8)                                                                                         182,000                    947,000

                                                                                  $         7,048,000         $     15,778,000

LIABILITIES

Current

Bank indebtedness (note 9)                                                                $        1,847,000          $          3,766,000

Accounts payable and accrued charges                                                        5,103,000                      4,569,000

Long‑term debt ‑ current portion(note 10)                                        500,000                        420,000

Deferred revenue                                                                           333,000                                  -

                                                                                                                      7,783,000                      8,755,000

Long‑Term Debt (note 10)                                                    347,000                      1,036,000

Non‑Controlling Interest                                                        (4,356,000)                     (3,330,000)

                                                                                                                      3,774,000                      6,461,000

SHAREHOLDERS' EQUITY

Capital Stock(note 12)                                                                                   43,297,000                  42,685,000

Contributed Surplus                                                                                       -                                        217,000

Deficit                                                                                                              (40,023,000)                (33,585,000)

                                                                                                                         3,274,000                        9,317,000

                                                                                                            $          7,048,000                    $15,778,000

APPROVED ON BEHALF OF THE BOARD

            "GERRY RACICOT"                                              "JASON MORETTO"

            Director                                                                                      Director

EIGER TECHNOLOGY, INC.

Consolidated Statement of Operations

Year Ended September 30, 2004

                                                                                                            2004                            2003

Sales                                                                                       $          12,825,000      $          22,722,000

Cost of Sales                                                                                      10,572,000                  19,896,000

Gross Profit                                                                                        2,253,000                    2,826,000

Expenses

Selling, general and administrative                                                      5,375,000                    6,500,000

Amortization of Property and Equipment                                            394,000                       658,000

Amortization of Intangibles                                                                68,000                         171,000

Interest on Long‑term Debt                                                               172,000                       66,000

Other Interest and Bank Charges                                                       272,000                       401,000

                                                                                                             6,281,000                    7,796,000

Loss Before the Undernoted                                                             (4,028,000)                  (4,970,000)

Provision for income taxes ‑ future                                                    98,000                         (98,000)

Non‑controlling interest                                                                      (730,000)                     (748,000)

Loss before Non‑Recurring Items                                                    (3,396,000)                  (4,124,000)

Goodwill impairment loss                                                                   336,000                       805,000

Charge for decline in value of long‑term investments                           -                                   1,021,000

                                                                                                             336,000                       1,826,000

Loss from Continuing Operations                                                     (3,732,000)                 (5,901,000)

Loss from Discontinued Operations (note 13)                                   2,706,000                    1,601,000

Net Loss                                                                                             (6,438,000)                  (7,551,000)

Deficit ‑ beginning of year                                                                  (33,585,000)                (26,034,000)

Deficit ‑ end of year                                                               $          (40,023,000)               $(33,585,000)

Loss Per Weighted Average Number of
Shares Outstanding ‑ Basic and Diluted

Continuing operations                                                                         $          (0.09)               $          (0.16)

Discontinued operations                                                                     $          (0.07)               $          (0.04)

Weighted Average Number of Shares
Outstanding ‑ Basic and Diluted                                                     37,666,513                    36,544,355

EIGER TECHNOLOGY, INC.

Consolidated Statement of Cash Flows

Year Ended September 30, 2004

                                                                                                            2004                                        2003

Cash Flows from Operating Activities

Net loss from continuing operations                                        $          (3,732,000)                  $          (4,929,000)

Adjustments for:

Amortization                                                                                  462,000                                   908,000

Non‑controlling interest                                                                   730,000                                   (572,000)

Future income taxes                                                                       98,000                                     (98,000)

Goodwill impairment loss                                                                336,000                                   805,000

Impairment in carrying value of long‑term investments                      -                                               1,021,000

Loss from discontinued operations                                                   (2,705,000)                              (1,601,000)

                                                                                                            (4,811,000)                              (4,466,000)

Changes in non‑cash working capital

Accounts receivable                                                                       1,377,000                                1,406,000

Inventory                                                                                       1,401,000                                1,444,000

Prepaid expenses and sundry assets                                                553,000                                   (303,000)

Accounts payable and accrued charges                                           534,000                                   174,000

Deferred revenue                                                                          333,000                                   -

                                                                                                             (613,000)                                 (1,745,000)

Cash Flows from Investing Activities

Acquisition of equipment                                                                   (681,000)                                 (224,000)

Long‑term investments                                                                      -                                               (847,000)

Goodwill                                                                                           -                                               (135,000)

                                                                                                             (681,000)                                 (1,206,000)

Cash Flows from Financing Activities

Long‑term debt                                                                                 (609,000)                                 371,000

Bank indebtedness                                                                            539,000                                   (262,000)

Proceeds from issuance of common shares                                        612,000                                   234,000

                                                                                                            542,000                                   343,000

Net Decrease in Cash                                                                       (752,000)                                 (2,608,000)

Cash ‑ beginning of  year                                                                    1,027,000                                3,635,000

Cash ‑ end of year                                                                   $          275,000                       $          1,027,000

Cash

Cash                                                                                    $          245,000                       $          618,000

Short‑term investments                                                                      30,000                                    409,000

                                                                                                 $          275,000                       $          1,027,000

1.   Going Concern

These financial statements have been prepared on a going concern basis which contemplates the realization of assets and the payment of liabilities in the ordinary course of business. Despite a positive shareholders' equity position of $3,274,000 (2003‑$9,317,000), Eiger Technology, Inc. ("Eiger" or the "Company") has incurred significant operating losses in previous years and as at September 30, 2004, has a working capital deficiency of $3,511,000 (2003‑$400,000). Its continued existence as a going concern is dependent upon the Company's ability to raise additional capital, to increase sales, and ultimately become profitable.  Should the Corporation be unable to continue as a going concern, it may be unable to realize the carrying value of its assets and to meet its liabilities as they become due. The company at year end was in violation of a tangible net worth covenant with respect to a revolving credit line with the Trust Company Bank of New Jersey.

The Company believes that future shares issuance and certain sales related efforts will provide sufficient cash flow for it to continue as a going concern in its present form.  However, there can be no assurances that the Company will achieve such results. Accordingly, the consolidated financial statements do not include any adjustments related to the recoverability and classification of recorded asset amounts or the amount and classification of liabilities or any other adjustments that might be necessary should the Company be unable to continue as a going concern.

2.    Significant Accounting Policies

a)     Nature of Business

Eiger was originally incorporated as Alexa Ventures Inc. on September 8, 1986 under the laws of British Columbia. Currently, Eiger is a company in good standing operating under the laws of Ontario.  The Company is listed as an issuer on the TSX.

Through its subsidiaries, the Company offered Voice over Internet Protocol services to the Canadian long‑distance market and manufactured and distributed electronic/computer peripherals and electronic ballasts to OEM and consumer markets worldwide during the fiscal year. The Company is currently focused on developing Voice over Internet Protocol ("VoIP") long distance calling between major cities in North America through its subsidiary, Newlook Industries Corp. ("Newlook").

b)     Basis of Preparation

These financial statements have been prepared in accordance with accounting principles generally accepted in Canada ("Cdn. GAAP").  A reconciliation to U.S. generally accepted accounting principles ("U.S. GAAP") is provided in Note 15.  Because a precise determination of assets and liabilities depends on future events, the preparation of periodic financial statements necessitates the use of estimates and approximations.  Actual amounts may differ from these estimates.

2.   Significant Accounting Policies (cont'd)

c)     Principles of Consolidation

The consolidated financial statements include the accounts of Eiger and its subsidiaries as listed in Note 4.  The Company's principal subsidiary is Newlook. Another subsidiary, Eiger Net, Inc. "Eiger Net" is presented as discontinued operations as at July 31, 2004, as discussed in note 13.  All significant intercompany transactions and balances have been eliminated upon consolidation.

On March 18, 2004, Newlook completed its acquisition of all the issued and outstanding shares of Onlinetel from Eiger.  As the transaction has been deemed a re‑organization and not a business combination, Newlook's interest in Onlinetel has been recorded using the pooling of interests method. Using this method, Eiger's statements of operations, retained earnings and cash flows have been combined as if Newlook and Onlinetel had been combined for all periods presented.

d)     Cash and Cash Equivalents

Cash and cash equivalents consist of cash on account and short‑term investments with remaining maturities of three months or less at acquisition.

e)     Inventory

Inventory is valued at the lower of cost and net realizable value.  Cost is determined on a first‑in, first‑out basis and includes the costs of materials and direct labour plus the applicable share of manufacturing overhead.

f)      Investments

All non‑significant influenced investments are accounted for at cost.  Short‑term investments are written down to market value when less than cost.  Long‑term investments are written down to market value when a decline in market value below the carrying value is considered to be other than temporary.

g)     Property, plant and equipment

Property, plant and equipment are recorded at cost.  Amortization is calculated using the following annual rates and methods:

Buildings                                                      4‑5%

Machinery and Equipment                             5‑10%

Automotive Equipment                                  20‑30%

Computer Equipment                                    20‑30%

Leasehold Improvements                              10% straight line basis

2.   Significant Accounting Policies (cont'd)

h)     Goodwill

Goodwill is the residual amount that results when the purchase price of an acquired business exceeds the sum of the amounts allocated to the tangible and intangible assets acquired, less liabilities assumed, based on their fair values.  When the Company enters into a business combination, the purchase method of accounting is used.  Goodwill is assigned as of the date of the business combination to reporting units that are expected to benefit from the business combination.  Goodwill is not amortized but instead is tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired.  The impairment test is carried out in two steps.  In the first step, the carrying amount of the reporting unit, including goodwill, is compared with its fair value.  When the fair value of the reporting unit exceeds its carrying amount, goodwill of the reporting unit is not considered to be impaired and the second step of the impairment test is unnecessary.  The second step is carried out when the carrying amount of a reporting unit exceeds its fair value, in which case, the implied fair value of the reporting unit's goodwill, determined in the same manner as the value of goodwill is determined in a business combination, is compared with its carrying amount to measure the amount of the impairment loss, if any.

  i)     Other Assets

Product development costs meeting generally accepted criteria for deferral are written down to expected realizable value, and are amortized once production commences over  periods ranging from three to ten years, depending on the anticipated economic life of the particular product.  Deferred organization, finance, and regulatory approval costs are amortized over 2 to 5 years.  Long‑term lease deposits are recorded at cost.

  j)     Income Taxes

Income taxes are provided using the liability method of tax allocation.  Under this method, future tax assets and liabilities are determined based on differences between financial reporting and income tax bases of assets and liabilities, and are measured using the substantially enacted tax rates and laws that will be in effect when the differences are expected to reverse.

  k)    Issuance of Share Capital

The costs of issuing share capital are netted against share capital.

2.   Significant Accounting Policies (cont'd)

l)      Revenue Recognition

Operating revenues are recognized when they are earned, specifically, when services are provided, products are delivered to customers, persuasive evidence of an arrangement exists, amounts are fixed or determinable, and collectibility is reasonably assured. As a result the Company recognizes sales when products are shipped as at K‑Tronik, sales to customers are FOB shipping point.

Newlook's principal sources of revenue are recognized according to the following methods:

(i) Advertising based long distance calling subscription plans, are recorded as revenue on a monthly basis.  This is a new line of business launched in the fiscal year;

(ii) Traditional long distance calling and Internet subscription plans, are recorded as revenue as the services or products are provided;

(iii) New media services for sponsors on the advertising based calling network, are recorded in the period the advertising airs on the Company's network; and

(iv) Dial around long distance casual calling services, are recorded as revenue in the month in which they are earned.

Deferred revenue includes subscriber deposits and amounts received from subscribers related to services and subscriptions to be provided in future periods.

m)    Foreign Currency Translation

The Company accounts for transactions and balances denominated in foreign currencies using the temporal method. Under this method, monetary assets and liabilities of foreign subsidiaries are translated into Canadian dollars using the exchange rate in effect at the balance sheet date, non‑monetary items are translated at historical exchange rates (except for items carried at market, which are translated at the balance sheet date exchange rate), and revenues and expenses are translated using average exchange rates to approximate the rates actually in effect at the time of the transactions. Resulting foreign exchange translation gains or losses are included in the determination of net income for the year, except for such gains or losses relating the translation or settlement of foreign currency denominated long‑term monetary items which are deferred and amortized over the remaining life of the monetary item. There were no material exchange gains or losses on long‑term foreign currency denominated monetary items during either of the reporting periods.

2.   Significant Accounting Policies (cont'd)

n)     Stock‑based Compensation

Effective October 1, 2002, the Company adopted the recommendations of CICA Section 3870, "Stock‑based Compensation and Other Stock‑based Payments", which established standards for the recognition, measurement and disclosure of stock‑based compensation and other stock‑based payments made in exchange for goods and services.  Under the new provisions, stock‑based compensation should be recognized on a fair value basis for stock‑based payments to non‑employees, and for employee awards that are direct awards of stock, or call for settlement in cash or other assets.  The new section permits the Company to continue its existing policy of not recognizing any compensation expense upon the granting of stock options to its employees.  Consideration paid by employees on the exercise of stock options is recorded as share capital.  The new section does, however, require additional disclosures for options granted to employees, including the disclosure of pro‑forma earnings and pro‑forma earnings per share calculated as if the fair value method of accounting had been used. This information is provided in Note 3.

o)     Earnings per Share

Basic earnings per share is calculated based on the weighted average number of   shares outstanding during the year.  Diluted earnings per share is calculated using the treasury stock method based on the weighted average number of shares that would have been outstanding during the year had all the dilutive options been exercised at the beginning of the year, or date of issuance if later, and assuming that option proceeds would be used to purchase common shares at the average market price during the year.

3.   Stock‑based Compensation

Effective October 1, 2002, the Company adopted the recommendations of CICA Section 3870, "Stock‑based Compensation and Other Stock‑based Payments", which requires the disclosure of pro‑forma net income as if the Company had accounted for its stock options issued to employees subsequent to September 30, 2002 under the fair value method.  Pro‑forma results, including stock‑based compensation, for the year ended September 30, 2004 and the year ended September 30, 2003 for comparison, are as follows:

                                                                                                                           2004                 2003

Net loss from continuing operations ‑ as reported                 $              (3,732,000)     $   (4,929,000)

Stock‑based compensation expense                                                            (900,000)        (195,000)

Net loss from continuing operations ‑ pro‑forma                                                                                      $               (4,632,000)   $        (5,124,000)

Weighted average basic and diluted loss per share ‑ as reported               (0.09)                     (0.13)

Weighted average basic and diluted loss per share ‑ pro‑forma                  (0.12)                       (0.13)

The fair value of each option grant is estimated as of the grant date using the Black‑Scholes option‑pricing model.  For the twelve months ended September 30, 2004, the Company used the following weighted average assumptions: risk‑free interest rate of 4.50%; expected volatility of 65%; expected life of 5 years; expected dividend yield of 0%. Details of outstanding stock options are disclosed in Note 12.

4.   Subsidiaries and Related Party Transactions

Eiger Technology, Inc. is related to the following corporations:

   Name of Corporation                                             Nature of Relationship

Newlook Industries Corp.                          90% Subsidiary

Vision Unlimited Equipment Inc.*              100% Subsidiary of Newlook Industries Corp.

A.D.H. Custom Metal Fabricators Inc.      100% Subsidiary of Vision Unlimited Equipment Inc.

Alexa Properties Inc.                                100% Subsidiary

ETIFF Holdings, Inc.*                               100% Subsidiary

K‑Tronik International Corp.*                    64% Subsidiary of ETIFF Holdings, Inc.

K‑Tronik North America Corp.                  100% Subsidiary of K‑Tronik International Corp.

K‑Tronik Asia Corp.                                 100% Subsidiary of K‑Tronik North America Corp.

Onlinetel Corp.                                         100% Subsidiary of Newlook Industries Corp.

Onlinetel Inc ..                                           100% Subsidiary of Onlinetel Corp.

* Inactive ‑ holding company only

All transactions within the corporate group are in the normal course of business, are transacted at fair market value and recorded at the carrying value at the time, and are eliminated upon consolidation. Inter‑company balances at the financial statement date are also eliminated upon consolidation.

Service fees paid to corporations owned by management personnel during the period totaled $207,000 (2003: $481,000).

5.   Investments

a)     Short‑term Investments

Short‑term investments are comprised of Canadian money market funds and short‑term commercial paper plus accrued interest, having a market value equivalent to their cost amount.

b)     Long‑term Investments

                                                                                                                           2004                 2003

Advances to Lexatec VR Systems Inc.                                     $   96,000                    $96,000

Long‑term portfolio equity investments                                                  -                        640,000

                                                                                                         $   96,000                       736,000

The advances noted above are non‑interest bearing, and have no specific terms of repayment.

6.    Accounts Receivables

Accounts receivable are reported net of an allowance for doubtful accounts of $104,000 (2003: $2,662,000)

7.     Property, Plant and Equipment

                                                                              2004                                                     2003
                                                    Accumulated                             Accumulated
                                          Cost           Amortization                 Cost                 Amortization

Land                                      $      159,000           $ -                                            $        218,000        $ -

Buildings                                      561,000           183,000                                       1,102,000           183,000

Machinery and equipment       951,000           668,000                                       3,340,000          2,392,000

Furniture and fixtures               244,000            122,000                                          663,000             474,000

Automotive equipment               22,000               17,000                                          183,000             107,000

Telecommunications under      835,000            167,000                                           415,000             42,000                                                                 capital leasehold

Telecommunications                 989,000            458,000                                          923,000              344,000

Computer equipment                659,000            307,000                                          464,000               238,000

                                             $   4,420,000    $  1,922,000                 $                    7,308,000       $   3,780,000

Net carrying amount        $                              2,498,000                 $                                                3,528,000

8.   Other

                                                                                                2004                                       2003

Product Development Costs                                              $ -                                          $172,000

Non‑interest Bearing Long‑term Deposits                         61,000                                  544,000

Regulatory Approval                                                           113,000                                   143,000

Other                                                                                           8,000                                     88,000

                                                                                           $   182,000                        $        947,000

9.    Bank Indebtedness

Foreign and domestic subsidiary lines of credit balances totaling $2,014,000 (Cdn.), bear interest at rates ranging from 4.0 ‑ 8.0%, are secured by the short‑term investments, inventoryand equipment, and are repayable upon demand. The company at year end was in violation of a tangible net worth covenant with respect to a revolving credit line with the Trust Company Bank of New Jersey.

10.  Long‑Term Debt

Long‑term debt is comprised of the following:

                                                                                                                           2004                 2003

Royal Bank of Canada term loan repayable in

   monthly instalments of $10,000 plus interest

   calculated at Royal Bank prime plus 1/4%                               $     385,000          $ 505,000

Capital lease obligations ‑ repayable over two years

   due May 31, 2005 to April 30, 2006; interest

   rates averaging 17.0%                                                                        462,000            361,000

KiUp Bank (Korea) term loan, interest only through

fiscal 2005, then repayable at $71,000 per year

through fiscal 2010, interest calculated at 4.9%

per annum                                                                                               -                         535,000

Other                                                                                                         -                          55,000

                                                                                                              847,000            1,456,000

Less: Current portion                                                                       (500,000)             (420,000)

Long‑term debt                                                                           $       347,000    $    1,036,000

10. Long‑Term Debt (cont'd)

During the year, the Company paid $295,000 (2003‑ $102,000) in interest on long‑term debt.  Principal payments required on long‑term debt for the next five years are as follows:

2005                                                   $        500,000

2006                                                             202,000

2007                                                             120,000

2008                                                               25,000

                                                          $        847,000

11.  Financial Instruments

a)     Fair Value

Cash and cash equivalents, short‑term investments, accounts receivable and payable, and bank indebtedness are carried at cost which approximates fair value due to their short time to maturity.  Management believes the carrying value of long‑term investments to be equivalent to their fair market value.  The fair values of the Company's long‑term debt obligations, based on current rates for debt with similar terms and maturities, are approximately the same as their carrying values.

b)     Interest Rate Risk

The Company is not exposed to significant interest rate risk due to the short‑term maturity of its current monetary assets and liabilities.  The Company's interest rate risk pertaining to its long‑term debt obligations is not considered to be significant due to the relatively low amounts involved.

c)     Credit Risk

The Company's financial assets that are exposed to credit risk consist primarily of short‑term investments, accounts receivable, and long‑term investments.

Short‑term investments consist solely of money market funds and short‑term commercial paper issued by investment‑rated Canadian financial institutions which are invested for terms not exceeding 90 days.

The Company, in the normal course of business, is exposed to credit risk from its customers.  Management believes that sufficient allowance has been made for bad debts in these financial statements based on a review of accounts on an individual basis.  The concentration of credit risk in trade accounts receivable is not considered to be significant due to the Company's large client base.

The Company is also exposed to credit risk with respect to its long‑term advances to Lexatec VR Systems Inc. and certain subsidiary investments.  Advances to Lexatec VR Systems Inc. are partially secured by a pledge of reciprocal shareholdings.

12.  Capital Stock

Authorized: 100,000,000 Common Shares

Issued:

                                                                         No. of                2004                        No. of            2003
                                                      Shares           Amount              Shares            Amount

Beginning of Year                                  37,608,951    $      43,249,000              36,615,853      $      42,799,000

Issued ‑ private placement                        993,098                  556,000                    993,098                   450,000

           ‑ exercise of options                       130,000                     56,000                          -                               -

           ‑ acquisitions                                         -                                  -                                -                               -

           ‑ other                                              128,125                          -                                 -                              -

           ‑ costs of issue                                      -                                -                                 -                              -

End of Year                                          38,860,174              43,861,000                 37,608,951               43,249,000

Reciprocal Shareholdings                     (568,049)                  (564,000)                  (568,049)                  (564,000)

`                                                             38,292,125    $         43,297,000                37,040,902      $        42,685,000

The Company awards unconditional stock options to employees, officers, directors and others at the recommendation of the CEO as approved by the shareholders.  Options are granted at the fair market value of the shares on the day granted, and vest immediately.  The following is a continuity schedule of outstanding options for the reporting periods, where WAEP refers to "weighted average exercise price".

                                                                         No. of                2004               No. of                 2003
                                                   Options        WAEP             Options             WAEP

Beginning of Year                                 4,246,000                 1.83                  3,991,000                          1.96

Granted                                                  1,626,000                  0.86                     460,000                          0.56

Exercised                                                 (130,000)                 0.43                           -                                   -

Expired                                                  (800,000)                    4.29                  (125,000)                          1.07

End of Year                                          4,942,000                    1.14                4,326,000                            1.83

No stock options were exercised during the year.  The weighted average contractual life remaining for options outstanding at year end was 947 days.

12. Capital Stock (cont'd)

During the year, proceeds from exercised stock options of $56,000 was credited to share capital (2003: $nil).  No amounts were recognized as compensation expense with respect to stock options granted or exercised in either of the reporting periods.

Stock options have been granted to the CEO of K‑Tronik North America Corp. contingent upon meeting sales quotas for that company as tabled below:

                                                                                     Number of
        Monthly Sales for Six                                          Options
        Consecutive Months                                      Exercisable                         Total          Exercise
        Units of Ballasts                                            Per Plateau               Cumulative         Price

50,000 per mth for 6 consecutive mths                         70,000                         70,000          $      0.60

60,000 per mth for 6 consecutive mths                         70,000                       140,000                  0.60

70,000 per mth for 6 consecutive mths                         70,000                       210,000                  0.60

80,000 per mth for 6 consecutive mths                         70,000                       280,000                  0.60

90,000 per mth for 6 consecutive mths                         70,000                       350,000                  0.60

No shares were issued in fiscal 2004 or fiscal 2003 as a result of this agreement.

Management agreed to issue shares of the Company to four members of the management team of Eiger Net, Inc. and Eiger Labs Group Inc. as performance earn out consideration contingent upon achieving the criteria tabled below for the combined results of those two companies:

                                                                                                 Gross                  Net         Common
                                                                            Year    Sales (U.S.)  Income (U.S.)           Share

                                                                            1999   $27,000,000   $ 1,000,000               600,000

                                                                            2000     70,000,000      2,500,000               750,000

                                                                            2001     80,000,000      3,500,000               900,000

                                                                           2002      90,000,000      4,000,000               900,000

                                                                           2003    110,000,000      4,000,000               900,000

600,000 shares were issued in fiscal 2000 as a result of this agreement based on the operating results for 1999.  No shares have been issued since that time, and none will be issued in fiscal 2004 pursuant to this agreement as the sales and income criteria have not been met.

12. Capital Stock (cont'd)

In connection with the Company's acquisition of Onlinetel, Inc. in fiscal 2001, the share exchange agreement allows that additional shares of Eiger Technology, Inc. may be issued to the former shareholders of Onlinetel, Inc. if certain earn out provisions are met as follows:

                                                                           Fiscal             Gross                  Net         Common
                                                         Year        Revenue       Income       Shares

                                                                             2002   $     19,083,000      $  2,442,000          1,800,000

                                                                             2003          37,348,000          6,213,000          1,800,000

                                                                            2004           50,849,000          9,353,000          1,800,000

                                                                            2005           59,867,000        13,849,000          1,800,000

Unmet earn out targets may be carried forward and met on a cumulative basis. The targets for fiscal 2004 were not met and are not being carried forward.

13.   Discontinued Operations

On July 31, 2004, the management shareholders of Eiger Net, Inc. in South Korea acquired Eiger's interest in Eiger Net, Inc. for a nominal sum as required by South Korean law. As such, the purchasers will assume all of the outstanding liabilities of Eiger Net, Inc. as at that date.

                                                                                                                           2004              2003

Loss on discontinued operations                                                   $  1,306,000    $ 321,000

Loss on disposal of assets of discontinued operations                 1,400,000     1,280,000

                                                                                     $        2,706,000  $ 1,601,000

The carrying values of the major classes of assets and liabilities of the discontinued operations are as follows:

Cash                                                  $          20,000

Short‑term investments                                  227,000

Accounts receivable                                      462,000

Inventory                                                      550,000

Prepaid expenses                                          135,000

Long‑term investments                                  641,000

Equipment                                                  1,135,000

Deferred charges                                          233,000

Other assets                                                 588,000

Bank indebtedness                                   (1,364,000)

Accounts payable                                       (763,000)

Long‑term debt                                          (558,000)

                                                          $      1,306,000

14. Reconciliation to U.S. GAAP

These financial statements have been prepared in accordance with accounting principles generally accepted in Canada ("Cdn. GAAP").  Significant differences under U.S. GAAP are discussed below.

In the U.S. reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) of the Report of Independent Registered Public Accounting Firm when the financial statements are affected by significant uncertainties such as those referred to in note 1. In Canadian reporting standards such reference does not have to be made when the uncertainties are adequately disclosed in the notes.

For fiscal years beginning after December 15, 1998, U.S. GAAP requires that all organization costs (including those previously deferred) be expensed currently.  Also, all product development costs are to be expensed as incurred.

U.S. GAAP requires the measurement and reporting of "comprehensive income".  Comprehensive income includes net income and all other changes to Shareholders' Equity other than amounts received from or paid to shareholders.  The only reportable comprehensive income item for the Company relates to foreign currency translation adjustments as described below.

U.S. GAAP requires the use of the current rate method of foreign currency translation, with any resulting foreign exchange translation adjustments forming part of comprehensive income for the year and accumulating as a separate component of shareholders' equity.

U.S. GAAP permits, pursuant to APB Opinion 25, the use of the intrinsic method of accounting for stock‑based compensation, while SFAS No. 123, as modified by SFAS No. 148, requires pro‑forma reconciliation to the fair value method.

Reconciliation to U.S. GAAP are as follows:

                                                                                                                           2004                 2003

Net Loss

‑ per Cdn. GAAP                                                                               $ (6,438,000)    $ (7,551,000)                                                                                     -expense deferred product development costs net

of portion relating to non‑controlling interest                                           -                    (172,000)

‑ foreign currency translation adjustment                                                 (55,000)    (238,000)

‑ per U.S. GAAP                                                                                  (6,493,000)    (8,006,000)

Comprehensive item ‑ foreign exchange adjustment                           55,000   283,000

Comprehensive Loss                                                                $   (6,438,000) $ (7,723,000)

14. Reconciliation to U.S. GAAP (cont'd)

                                                                                                                           2004                         2003

Deficit

‑ per Cdn. GAAP                                                                         $   (40,023,000)          $ (33,585,000)

‑ expense deferred product development costs                                    -                              (172,000)

‑ foreign currency translation adjustments                                       (417,000)                  (384,000)

‑ per U.S. GAAP                                                                          $  (39,606,000)         $  (33,373,000)

Accumulated Other Comprehensive Items:

‑ foreign currency translation adjustments                                 $   (417,000)              $ (384,000)

‑ per U.S. GAAP                                                                             $   (417,000)       $(384,000)

Total Assets:

‑ per Cdn. GAAP                                                                       $     7,048,000      $ 15,778,000

‑ expense deferred product development costs                                 -                   (172,000)

‑ per U.S. GAAP                                                                       $      7,048,000     $15,606,000

Pro‑forma Disclosure (SFAS No. 148):

Comprehensive Loss ‑ as Reported                                      $     (6,610,000) $(7,723,000)

Stock‑based Compensation Expense                                             (900,000)         (195,000)

Comprehensive Loss ‑ Pro‑forma                                          $    (7,510,000)       (7,918,000)

Weighted Average Basic and Fully Diluted Loss per Share:

   Loss before Discontinued Operations                                             (0.12)               (0.12)

   Net Loss per Share                                                                              (0.19)               (0.21)

15.  Cash Payments of Interest and Income Taxes

                                                                                                                           2004                 2003

Interest                                                                                            $         422,000         $  456,000

Income Taxes                                                                                  $                -                $       -

16. Commitments

As at September 30, 2004, the Company had future minimum annual rent payments on operating leases of $34,000.

17.  Subsequent Event

On December 15, 2004, K‑Tronik International Corp. ("KTI") entered into an agreement to sell all of its interest in and to the fixed assets of its subsidiary, K‑Troniks Asia Ltd. ("KTA"). The terms of the Agreement call for KTA to use the purchase proceeds to retire the debts of KTA to the purchaser. KTI and the purchaser also entered into agreements whereby KTI transfers to the purchaser ownership of all of the issued and outstanding shares of K‑Tronik N.A. Inc. ("KTNA"), its U.S. subsidiary which owns KTA. The transfer of the shares of KTNA has not yet been effected but is expected to be effected shortly. Upon final closing of the agreements described above, it is expected that the purchaser will own all of the issued and outstanding shares of KTNA and the assets of KTA. It is further expected that KTI will no longer be engaged in the business of manufacturing, distributing or selling electronic ballasts.

On November 30, 2004, Alexa Properties sold its manufacturing facility and land in Stratford, Ontario that previously housed the operations of ADH Custom Metal Fabricators Inc.

18.  Contingent Liabilities

At September 30, 2004, there were three potential claims outstanding against the Company.

The first claim is by a former employee for wrongful dismissal, alleged breach of contract, punitive and aggravated damages and costs.  It is the Company's opinion that there is no merit to the claim of breach of contract, punitive or aggravated damages. There may be an immaterial amount if anything owing to this claim.

Secondly, there is a potential claim by a marketing firm for fees allegedly due and owing that went to mediation in September 2004.  The Company took the position that if money was owed that it would be more than offset by the Company's counter suit for damages. It is the Company's opinion that there will be no resulting liability.

On November 25, 2004, a claim was issued against Onlinetel Corp. by a telecommunications company for an alleged breach of a service agreement plus interest and costs.  It is the Company's opinion that although there may be a potential for liability in this claim, an amount is not known at the present time.

19. Segmented Information

Management has identified two reportable segments: "Newlook" and "K‑Tronik". Segmentation is determined on the basis of the types of goods and services provided and geographic location.

"Newlook" consists of Onlinetel Corp. and Onlinetel Inc., which provide Voice over Internet Protocol services to the Canadian long distance market. During the previous fiscal year, Newlook consisted of Vision Unlimited Equipment Inc., A.D.H. Custom Metal Fabricators Inc. and Alexa Properties Inc. Prior to its assets being sold, A.D.H. Custom Metal Fabricators Inc. was a manufacturer of fluorescent light fixtures, data racks and other metal cabinetry. Vision Unlimited Equipment Inc. was inactive. Alexa Properties Inc. owns the land and manufacturing facility in Stratford, Ontario.  The operations of Vision Unlimited Equipment Inc. and A.D.H. Custom Metal Fabricators Inc. have been discontinued (see Note 13).

"K‑Tronik" includes K‑Tronik North America Corp., a distributor of electronic ballasts based in Hackensack, New Jersey, and K‑Tronik Asia Corp., a manufacturer of electronic ballasts operating in Korea.

"Eiger" includes Eiger Labs Group, Inc. and EigerNet, Inc. Both of these companies are involved in the production and distribution of electronic communications products. EigerNet, Inc. is located in South Korea, while Eiger Labs Group, Inc. operates out of California. The results of Eiger Net, Inc. are presented as discontinued operations as Eiger's ownership stake has been acquired (see Note 13).

Segmented financial information is presented on the following two pages.